Exhibit 1

MI Developments Inc.

455 Magna Drive
Aurora, Ontario L4G 7A9
Tel (905) 713-6322
Fax (905) 713-6332

MI DEVELOPMENTS ANNOUNCES

RETAINER OF GMP SECURITIES TO LIAISE WITH SHAREHOLDERS

August 22, 2008, Aurora, Ontario, Canada – MI Developments Inc. (MID) (TSX: MIM.A, MIM.B; NYSE: MIM) today announced that it has retained GMP Securities L.P. as a financial advisor to MID management.  GMP will work with MID management to liaise with shareholders in an attempt to develop a consensus on how best to reorganize MID.

Dennis Mills, MID’s Vice-Chairman and Interim Chief Executive Officer, stated, “I am confident that GMP will be very helpful to us as we continue our discussions with shareholders on a potential reorganization and as we continue to explore a range of alternatives with respect to our investment in Magna Entertainment Corp.  Our number one priority is working to find solutions that are in the best interests of MID and acceptable to all stakeholders.”

Neither the MID Special Committee of independent directors nor the MID Board of Directors has made any decisions or recommendations with respect to any reorganization proposal or any other transaction relating to MID or MEC.  There can be no assurance that any reorganization transaction, or any other transaction relating to MID or MEC, will be completed.

About MID

MID is a real estate operating company focusing primarily on the ownership, leasing, management, acquisition and development of a predominantly industrial rental portfolio for Magna International Inc. and its subsidiaries in North America and Europe.  MID also acquires land that it intends to develop for mixed-use and residential projects.  MID holds a controlling interest in Magna Entertainment Corp., North America’s number one owner and operator of horse racetracks, based on revenue, and one of the world’s leading suppliers, via simulcasting, of live horse racing content to the growing intertrack, off-track and account wagering markets.

For further information about this press release, please contact Dennis Mills, MID’s Vice-Chairman and Interim Chief Executive Officer, at 905-726-7614.